Ms. Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

March 3, 2022

RE: Groundfloor Real Estate 1, LLC Post Qualification Amendment No. 27

Ms. Mills-Apenteng,

Pursuant to discussions with staff, the issuer proposes to add the following risk factor to Post Qualification Amendment No. 27 and seek qualification of the same. The proposed risk factor follows:

The Company may be required to repurchase LROs that were sold prior to qualification of this post-qualification amendment.

This Post Qualification Amendment was originally filed on October 20, 2021. The staff of Securities Exchange Commission Division of Corporation Finance delivered a letter to the Company, dated October 28, 2021, in which they indicated they did not intend to review the amendment and that qualification could be requested. Due to the Company’s oversight, qualification was not requested. The Company commenced sales of LROs from this PQA shortly after receipt of the above referenced letter from the Commission. As a result, the original Post Qualification Amendment was not qualified for sale at the time that sales commenced. The Company believes that all material disclosures were provided to investors. The Company filed for the sale of $38,584,150 of LROs through this Post Qualification Amendment. A total of $17,211,580 of these LROs have been sold to date.

As a result, the purchasers of the LROs may have a right to rescind their purchase pursuant to the securities laws. While not admitting any wrongdoing or liability in respect thereof, the Company is offering any purchaser of LROs from the originally filed Post Qualification Amendment who purchased their securities prior to qualification (Oct. 28, 2021, to the date of qualification of this Post Qualification Amendment), a right of rescission of their purchase. Groundfloor will offer to repurchase LROs at face value. Any accrued interest will be foregone. If you wish to exercise this right, please contact our Customer Success team at support@groundfloor.us. The total exposure to the company is approximately $17,211,580. Repurchased LROs will be returned to the Company’s treasury. The Company has adequate reserve capital from credit facilities and cash on hand to cover this exposure. The exposure will decrease over time as LROs mature and are repaid.

Should you or any other staff have questions, please contact me at 202-758-8041.

Thank you.

Nick Bhargava

Groundfloor Finance Inc.

Member / Manager of Groundfloor Real Estate 1, LLC